John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

November 29, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, DC 20549

Re:	Baiya International Group Inc.

Amendment No. 4 to Registration Statement on Form F-1

Filed November 8, 2024

File No. 333-275232

Dear Sir/Madam:

On behalf of Baiya International Group Inc. (the “Company”), we are responding to the Staff’s comment letter dated November 20, 2024, related to the above referenced Registration Statement on Form
F-1.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 4 to Registration Statement on Form F-1 filed November 8, 2024

Capitalization, page 71

1.	Your consolidated balance sheet at June 30, 2024 show amounts due to related parties of $1,657,719. Please tell us your consideration of including indebtedness to related parties in the Capitalization table. Refer to Part I, Item 3(B) of Form 20-F and revise as necessary.

RESPONSE: As of June 30, 2024, the Company had the total amounts due from related parties of $1,685,734, which were mainly due from the shareholder of the Company and the founder of the VIE, Mr. Daoning Xia (“Mr. Xia”), Ms. Guoping Xia (“Ms. Xia”) who is the sister of Mr. Xia, and their affiliated entities, and Xingbo Wang who is the officer of certain VIE subsidiaries of the Company (collectively “Related Obligors”).

As of June 30, 2024, the Company had the total amounts due to related parties of $1,657,719, The amount due to related parties represents the funds provided by companies controlled by Mr. Zhang (the Company’s chairman and director), Mr. Xia, and Mr. Xiaojun Wang, a director of VIE’s subsidiary (collectively “Related Obligees”), for the Company’s working capital needs.

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • DELAWARE • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY • LOUISIANA
MARYLAND • MASSACHUSETTS • MINNESOTA • MISSISSIPPI • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK • NORTH CAROLINA
OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TENNESSEE • TEXAS • UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

November 29, 2024

As of June 30, 2024, all the related parties including both due to and due from the Company, orally agreed to offset due to the Company of $1,685,734 with due from the Company of $1,657,719. As of June 30, 2024, the Company started the process of discussing with each related party about the Debt Settlement Agreement through offsetting the outstanding balance of due to and due from the Company, and was very confident that from the Company’s best interest, each related party would agree this settlement, therefore we did not include the indebtedness to related parties in the Capitalization table.

On November 21, 2024, each related party of due to and due from the Company entered into a Debt Settlement Agreement to offsetting all the due to and due from the Company’s outstanding balance with remaining un-offset amount settled by cash. As of November 21, 2024, no amount is owed from Related Obligors and no amount is owed to Related Obligees. The Company has updated its disclosure on page 156 and page 224 to reflect that as of November 21, 2024, no amount is outstanding to the related parties and filed the Debt Settlement Agreement as Exhibit 10.24.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

cc:	Weilai Zhang, Chairman of Baiya International Group Inc.

Siyu Yang, CEO of Baiya International Group Inc.

Dian Zhang, CFO of Baiya International Group Inc.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com